UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File No. 000-25827

LINCOLN GOLD CORPORATION
(Translation of registrant's name into English)

Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia Canada V6C 1N5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH
EXHIBITS
99.1	Interim Financial Statements for the period ended March 31, 2009
99.2	MD&A for the period ended March 31, 2009
99.3	Form 52-109FV2 - Certification of Interim Filings - CEO
99.4	Form 52-109FV2 - Certification of Interim Filings - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLN GOLD CORPORATION

Date: August 17, 2009

/s/ Paul F. Saxton_________________
Paul F. Saxton
President and Chief Executive Officer